                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0167
                          UNITED STATES              Expires: November 30, 1992
               SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                     Washington, D.C. 20549          hours per response.....1.50
                                                     ---------------------------

                            FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                Commission File Number  333-4672, 33-60340
                                                        33-57682, 33-70254
                                                        33-74332, 33-77958
                                                        ------------------

Merrill Lynch Mortgage Investors, Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

World Financial Headquarters, North Tower, 10th Floor, New York, NY 10281-1310
--------------------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

See Exhibit A Attached hereto
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

--------------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [ ]       Rule 12h-3(b)(1)(i)   [ ]
            Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(ii)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
                                            Rule 15d-6            [x]

     Approximate number of holders of record as of the certification or notice date: See Exhibit B Attached Hereto.
     -------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Merrill Lynch Mortgage Investors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 24, 1996             By: /s/ Michael M. McGovern, Secretary
     -------------------------          -----------------------------------
                                        Michael M. McGovern, Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.





SEC 2069 (2-90)

             Exhibit A
             ---------

Title of each class of securities covered by this form:

Series          Class          Series        Class
-------------  --------     --------------  ---------
Series 1993-A  Class A1     Series 1993-F   Class A1
Series 1993-A  Class A2     Series 1993-F   Class A1
Series 1993-A  Class A3     Series 1993-F   Class A1
Series 1993-A  Class B      Series 1993-F   Class A1

Series 1993-B  Class A1     Series 1993-FF  Class A5
Series 1993-B  Class A2     Series 1993-FF  Class A6
Series 1993-B  Class A3
Series 1993-B  Class B      Series 1993-G   Class A1
                            Series 1993-G   Class A1
Series 1993-C  Class A1     Series 1993-G   Class A1
Series 1993-C  Class A2     Series 1993-G   Class B
Series 1993-C  Class A3
Series 1993-C  Class A4     Series 1993-H   Class A11
                            Series 1993-H   Class A12
Series 1993-D  Class A11    Series 1993-H   Class A2
Series 1993-D  Class A12
Series 1993-D  Class A2     Series 1993-IO  Class A6

Series 1993-E  Class A1     Series 1993-I5  Class A5
Series 1993-E  Class A2
Series 1993-E  Class A3     Series 1993-IA  Class A1
Series 1993-E  Class A4     Series 1993-IA  Class A2
                            Series 1993-IA  Class A3

Series 1994-A  Class A1     Series 1993-IA  Class A4
Series 1994-A  Class A2
Series 1994-A  Class A3     Series 1994-F   Class A1
Series 1994-A  Class M      Series 1994-F   Class A2
Series 1994-A  Class A4     Series 1994-F   Class A3
Series 1994-A  Class A5     Series 1994-F   Class M
                            Series 1994-F   Class A4
Series 1994-B  Class A      Series 1994-F   Class A5
Series 1994-C  Class A11    Series 1994-G   Class A1
Series 1994-C  Class A12    Series 1994-G   Class A2
Series 1994-C  Class A13    Series 1994-G   Class A3
Series 1994-C  Class A2     Series 1994-G   Class B1

Series 1994-D  Class A      Series 1994-H   Class A1
                            Series 1994-H   Class A2
Series 1994-E  Class A1     Series 1994-H   Class A3
Series 1994-E  Class A2     Series 1994-H   Class M
Series 1994-E  Class A3     Series 1994-H   Class A4
                            Series 1994-H   Class A5

                            Series 1994-I   Class A1
                            Series 1994-I   Class A2

                      Exhibit B
                      ---------

Approximate number of holders of record as of the certification or notice date for each class of securities covered by this Form:

                            Number of                                  Number of
    Series        Class      Holders        Series          Class       Holders
-------------    --------   ---------    -------------     --------    ---------
Series 1993-A    Class A1       4        Series 1993-F     Class A1       4
Series 1993-A    Class A2       7        Series 1993-F     Class A1       3
Series 1993-A    Class A3       1        Series 1993-F     Class A1       4
Series 1993-A    Class B        3        Series 1993-F     Class A1       2

Series 1993-B    Class A1       8        Series 1993-FF    Class A5       2
Series 1993-B    Class A2       4        Series 1993-FF    Class A6       3
Series 1993-B    Class A3       5
Series 1993-B    Class B        3        Series 1993-G     Class A1       8
                                         Series 1993-G     Class A1      22
Series 1993-C    Class A1       7        Series 1993-G     Class A1       1
Series 1993-C    Class A2       2        Series 1993-G     Class B        3
Series 1993-C    Class A3       2
Series 1993-C    Class A4       1        Series 1993-H     Class A11      1
                                         Series 1993-H     Class A12      2
Series 1993-D    Class A11      1        Series 1993-H     Class A2       1
Series 1993-D    Class A12      6
Series 1993-D    Class A2       1        Series 1993-IO    Class A6       2

Series 1993-E    Class A1       3        Series 1993-I5    Class A5       2
Series 1993-E    Class A2       4
Series 1993-E    Class A3       6        Series 1993-IA    Class A1      10
Series 1993-E    Class A4       3        Series 1993-IA    Class A2       4
                                         Series 1993-IA    Class A3       5
Series 1994-A    Class A1       2        Series 1993-IA    Class A4       2
Series 1994-A    Class A2       3
Series 1994-A    Class A3       2        Series 1994-F     Class A1       7
Series 1994-A    Class M        2        Series 1994-F     Class A2       5
Series 1994-A    Class A4       5        Series 1994-F     Class A3       3
Series 1994-A    Class A5       3        Series 1994-F     Class M        2
                                         Series 1994-F     Class A4       1
Series 1994-B    Class A        2        Series 1994-F     Class A5       1

Series 1994-C    Class A11      1        Series 1994-G     Class A1      18
Series 1994-C    Class A12      1        Series 1994-G     Class A2       5
Series 1994-C    Class A13      3        Series 1994-G     Class A3       2
Series 1994-C    Class A2       1        Series 1994-G     Class B1       2
Series 1994-D    Class A        4        Series 1994-H     Class A1      14
                                         Series 1994-H     Class A2       4
Series 1994-E    Class A1      21        Series 1994-H     Class A3       3
Series 1994-E    Class A2       3        Series 1994-H     Class M        2
Series 1994-E    Class A3       2        Series 1994-H     Class A4       1
                                         Series 1994-H     Class A5       2

                                         Series 1994-I     Class A1       9
                                         Series 1994-I     Class A2       1